Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@Birkenstock-holding.com
LONDON, UNITED KINGDOM || OCTOBER 15, 2025

BIRKENSTOCK TO ACQUIRE long-standing distRibutor BIRKENSTOCK AUSTRALIA PTY. LTD. PLAnning to actively invest in the business and to unleash the growth potential of one of its largest markets in the APAC region

Birkenstock Holding plc, (together with its subsidiaries, "BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces it has signed a definitive agreement for the acquisition of its long-standing distributor Birkenstock Australia Pty. Ltd. ("BIRKENSTOCK Australia"). This acquisition seeks to ensure a seamless succession for the two founders of BIRKENSTOCK Australia—Marcel and Manuela Goerke. BIRKENSTOCK’s commitment to invest in the Australian market will further unlock the growth potential of one of BIRKENSTOCK’s largest markets in the APAC region.

The acquisition will be carried out via Birkenstock International Asia GmbH—a 100%-owned subsidiary of BIRKENSTOCK—and will safeguard continuity for all contracts, assets and employees. Since the early 1990s, the family-owned business has grown into the current company, Birkenstock Australia, with around 60 employees and an annual revenue of AUD 88.6 million (for the LTM period ended June 30, 2025). Birkenstock Australia has its headquarters in Melbourne. The company operates two owned stores in Melbourne, a monobrand partner store in Sydney, and an online shop. Additionally, it maintains a distribution network of over 300 B2B partners.

The acquisition aims to ensure a seamless handover process and effective knowledge transfer, enabling a smooth ownership transition while protecting key business relationships and minimizing operational risks. Marcel Goerke, co-founder of BIRKENSTOCK Australia will support the transition as Managing Director of BIRKENSTOCK Australia; he will report to Klaus Baumann, Chief Sales Officer of the BIRKENSTOCK Group. The transaction is expected to close by the end of October 2025.

Oliver Reichert, CEO of BIRKENSTOCK and Member of the Board of Directors of the Company: “The example of BIRKENSTOCK Australia shows what people can achieve when love, dedication, and hard work come together with a product that has a genuine purpose. Marcel Goerke, who followed in his father’s footsteps—himself a passionate BIRKENSTOCK retailer—along with his wife Manuela Goerke and the people who rallied around them and embraced our footbed mission, did an amazing job. Today, Australia is one of the countries with the highest BIRKENSTOCK per capita sales worldwide. The business that has been built over many years is very healthy, and there are still plenty of opportunities. The ownership transition will allow us to unleash the considerable growth potential that our brand has in this market and to serve our huge fan base in Australia.”

Marcel Goerke adds: “BIRKENSTOCK has been a part of the Australian lifestyle for well over 30 years. The marketing of BIRKENSTOCK’s core values of quality, craftsmanship and sustainability by a dedicated team of enthusiasts over three decades has made its mark. Today, we have signed an agreement with the BIRKENSTOCK Group, planning to actively invest in the business. This is good news for BIRKENSTOCK Australia, as additional resources will be used to further nurture the growing network of independent Birkenstock retailers and Birkenstock stores. It’s also great news for all those here who work day in, day out to ensure that all Birkenstock fans in Australia have an extraordinary brand experience allowing them to walk as nature intended.”

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries. BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

2	BIRKENSTOCK HOLDING PLC || press release || OCTOBER 15, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal 2025 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, and a deterioration of the macroeconomic situation generally, and our ability to react to any of them; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

3	BIRKENSTOCK HOLDING PLC || press release || OCTOBER 15, 2025